Exhibit 99.2

Notice of Annual Meeting of Common Shareholders of Manulife Financial Corporation (the “Company”)

Date: Thursday, May 5, 2011 Time: 11:00 a.m. Eastern Time Place: Manulife Financial Corporation Head Office 200 Bloor Street East International Room Toronto, ON Canada

Business of the Annual Meeting of Common Shareholders (the “Meeting”)

At the Meeting, Shareholders will be asked to:

1.       Receive the consolidated financial statements of the Company for the year ended December 31, 2010, together with reports of the auditor and the actuary on those statements;

2.       Elect Directors of the Company;

3.       Appoint auditors of the Company for 2011;

4.       Approve the advisory resolution to accept the Company’s approach to executive compensation disclosed in the Proxy Circular;

5.       Consider the shareholder proposals set out in Schedule “B” to the Proxy Circular; and

6.       Consider such other business as may properly be brought before the Meeting or any continuation of the Meeting after an adjournment.

By order of the Board of Directors.

Angela K. Shaffer
Corporate Secretary

March 15, 2011

Important

On March 15, 2011, the record date for the meeting, 1,777,960,688 common shares were outstanding and eligible to be voted at the meeting.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy form or voting instruction form are provided with those forms and described in the Proxy Circular. To be valid, proxies must be received by either of the Company’s transfer agents, CIBC Mellon Trust Company or BNY Mellon Shareowner Services, no later than 5:00 p.m. Eastern Time on May 3, 2011, or if the Meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day preceding the day to which the Meeting is adjourned.

Manulife Financial Corporation Proxy Circular	1